THE TRACKER CORPORATION OF AMERICA

860 Denison Street, Unit 9, Markham, ON. L3R 4H1 (416) 628-2903

April 5, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington,  D.C.,  20539

Attn:  Ryan Milne

    RE:     The Tracker Corporation of America (CIK No. 0000789853)
        Response to SEC Comments dated March 28, 2006.

Dear Ryan:

Further to your letter dated March 28, 2006, please find our revisions to Item 4.01 Form 8-K that was filed with the SEC on March 24, 2006.

a)    A redlined revised copy of Tracker Corporation of America 4.01 8-K dated March 22, 2006. We have incorporated the changes requested in Comment No. 1 of your letter.

b)    A letter from our former accountants to the SEC indicating that they agree with Tracker’s disclosures, as requested in Comment No. 2 of your letter.

Comment

3.  Please revise your file number in your future filings, as applicable, to conform to your file number as identified in EDGAR 000-25718.

Response

We have reviseded and now included or Commission File Number in the amended 4.01 8-K as requested in  Comment No. 3 of your letter.

Tracker Corporation of America acknowledges:

That they are responsible for the adequacy and accuracy of the disclosures in the filing of their 8-K’s.

That SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

That the Company may not assert SEC staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely
Tracker Corporation of America

/s/ Jay Stulberg

Jay Stulberg
President
(p) 416-628-2903
(f) 416-946-1668